Filing pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed under Rule 14a-12 under the
Securities Exchange Act of 1934

Filer:    Boise Cascade Corporation

Subject Company:    OfficeMax, Inc.

Exchange Act File Number of Subject
Company: 1-13380

Drop Box Q and A

Ask a Question

Note to readers: Similar or repetitive questions have been combined, so you might not see the exact wording of a question you submitted, even though it is answered here. In addition, the questions have been separated into categories for easier reading and numbered within the category. Categories will be added as necessary. Questions are followed by the date posted, and new ones are marked.

Current posting date:    8/15/03

A.    General announcement details
B.    Office Max details
C.    Cost of the transaction and other financial questions
D.    Questions about future operations
E.    Strategic Alternatives
F.    Specific to Boise Building Solutions
G.    Specific to Paper and/or Boise Paper Solutions
H.    Pensions
I.    Rumors
J.    Other topics

Legal Notices

A.    General Announcement Details

1.    Exactly what has Boise announced? posted 7/14/03

  Boise announced that it has reached a definitive agreement to acquire OfficeMax for approximately $1.154 billion, or $9.00 per fully diluted share. This transaction has been approved by the boards of both companies and is subject to approval by regulatory authorities and shareholders. Boise expects to close the transaction in 4Q 2003. In addition, Boise announced that it will evaluate strategic alternatives for its paper and building products businesses.

2.    Why did Boise decide to announce this acquisition and its decision to evaluate strategic alternatives for its other businesses at the same time? Why not simply expand its office products business without changing its other business operations? posted 7/14/03

  The size and impact of this transaction offer Boise the potential opportunity to enhance shareholder value by actively evaluating strategic alternatives for our Boise Paper Solutions and Boise Building Solutions businesses. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

3.    What does this deal mean to the office products industry? posted 7/14/03

  The transaction will more than double the size of Boise Office Solutions, allowing us to better serve all customer segments through all office products distribution channels. The combined sales of OfficeMax and Boise Office Solutions in 2002 were $8.3 billion. Staples and Office Depot sales the same year were $11.6 billion and $11.4 billion, respectively.

B.    OfficeMax details

For information about OfficeMax, see this fact sheet or visit their website at http://www.officemax.com.

1.    What is the approximate size of the OfficeMax employee base and what is the rate of turnover for employees? Posted 7/18/03

  OfficeMax has 30,600 employees; Boise Office Solutions employs 13,000. We don't have a figure for their turnover rate.

2.    What is the percentage of sales that OfficeMax does through their retail store division vs. their outside sales/corporate sales division? Posted 7/18/03

  According to published reports, OfficeMax's retail sales account for 96% of their total sales.

3.    Where are OfficeMax's 3 distribution centers and 18 delivery centers located? Posted 7/18/03

  The PowerMax distribution centers are in Alabama, Nevada, and Pennsylvania. We are trying to locate information about the delivery centers.

C.    Cost of the transaction and other financial questions

1.    Are there any estimates on how this will affect Boise Paper's relationship with Staples and Office Depot as to the tonnage sold? Posted 7/18/03

  We don't know how this acquisition will affect relationships. (Keep in mind that Boise doesn't sell paper to Staples or Office Depot.)

2.    How can Boise afford to buy OfficeMax at the same time it is freezing salaries, reducing benefits, and reviewing its pension plan? Posted 7/18/03

  July 14's announcement of a definitive offer to acquire OfficeMax was neither driven by nor contributed to our company's' benefits programs' status, or the current underfunded status of the company's pension plan.

  •
  The March 2003, decision to freeze salaries was based on market conditions and business performance.

  •
  Past announced increases in employee health care contributions have occurred due to rising health care costs and the national trend towards a higher level of health care cost-sharing by employees.

  •
  The current funding status of the company's pension plan has been a result of poor market performance in the recent past. Over the past three years, stock prices have generally declined and reduced the value of plan assets.

    At the same time, interest rates have declined, which has raised the current value of future pension payments. (Think about it this way: whether you would rather have $1,000 now, or $2,000 ten years from now, depends on what rate of interest you can earn in between.)

    Declining asset values and rising discounted costs for liabilities have put many companies' plans in an underfunded condition.

    Boise contributed $48 million to its pension plans in 2002. To continue to make up this underfunded situation, we expect to make contributions of between $80 million and $120 million in 2003. Our required minimum contribution in 2003 is $26 million.

  •
  The proposed acquisition of OfficeMax is a growth opportunity that we anticipate will add significant shareholder value over time. Even in challenging business conditions, it is important to continue making investments and leveraging opportunities that can contribute to our long-term financial and business success. We believe the proposed OfficeMax acquisition is one of those opportunities.

3.    How can Boise spend $1.154 billion on the purchase of OfficeMax and still try to get an electrical rate concession at DeRidder that would end up costing other ratepayers more money? Posted 7/18/03

  The $1.154 billion is a combination of stock and cash, which will be borrowed.

  These are not comparable events. The OfficeMax acquisition is strategic; the site-specific rate for DeRidder is operational. The one is a growth opportunity that is anticipated to add significant shareholder value over time. The other is necessary to keep a major manufacturing facility, and major regional employer, competitive in the newsprint industry. So, it's not an issue or either/or—it's an issue of pursuing both avenues to help create value for the company.

4.    Will the proposed acquisition of OfficeMax affect my benefit plan structure? Posted 7/18/03

  As a part of examining the integration of the two organizations, we will review their respective benefit and salary structures prior to closing. During that period, employees will continue to participate in the plans of their respective companies, according to their terms. Overall, we expect few, if any, changes to be made during this interim period. Following the closing of the transaction, if any changes occur we will communicate them to all employees fully and promptly.

5.    Are my pension funds being used to finance the OfficeMax deal? Posted 7/18/03

  No part of this acquisition will be paid for from the company's pension funds. By law, all investment earnings from the pension funds must remain in the pension plans. They are used to pay benefits to the plans' participants and for plans' costs.

6.    What assets is Boise putting up to support the cash loan necessary to complete the purchase of OfficeMax? Posted 7/28/03

  Boise has obtained a commitment for a one year bridge loan from Goldman Sachs in an amount adequate to cover the cash needs generated by the acquisition. This financing commitment does not require the company to pledge any of its assets as security. However, we do not expect to rely on the bridge loan commitment. The plan is to arrange longer term financing which will be completed concurrently with the acquisition. The form and detailed terms (including security requirements, if any) of this financing have not yet been determined.

7.    Why did Boise offer to pay $9/share for OfficeMax stock when it was valued by the stock market at $7.13/share? Did you anticipate a hostile takeover battle like Weyerhaeuser/Willamette? Was there concern about paying a premium in light of current budget tightening and wage freezes? Posted 7/28/03

  The price was negotiated between Boise and OfficeMax. The price was based on what we believed was a fair price to pay given the synergies of the combined company, and what OfficeMax believed was a fair price to its shareholders. Negotiations of this type almost always result in a premium being paid by the acquiring company (Otherwise, what motivation would a Board have to approve or a shareholder to vote for the transaction?)

  This agreement arose out of mutual interest and, contrary to the Weyerhaeuser/Willamette deal, was always "friendly" in nature.

  There always is concern with expenditures, particularly since we have had to do some cost-cutting recently. One reason we have had to restrict spending is that some of our businesses are facing continued difficult markets. The OfficeMax acquisition is a strategic acquisition that will help transform Boise into a stronger, more competitive company that will be more profitable going forward. Insofar as the acquisition leads to long-term success, growth, and improved profitability, the expenditure was justified.

        8.    The press release indicates expected earnings per share figures for 2004 to increase 15 cents to 30 cents "before integration costs." What are integration costs and how will they affect the earnings per share? Posted 7/28/03

  Integration costs are the expenditures we expect to make to effectively combine the two companies and realize expected efficiencies and cost savings. For example, we expect we can, over time, reduce the total number of distribution facilities. The costs of doing this are viewed as "integration costs."

  In 2004 we expect that integration costs, plus the interest expense on additional debt and the effect of more shares of Boise stock issued, will approximately offset the positive benefits of the combination in terms of earnings per share. We anticipate some integration costs continuing into 2005, but we expect the net results of the combination to increase earnings per share in 2005 and beyond.

9.    With the recent downgrades of BCC by financial analysts, where do you see the value of our stock going in the short term? Posted 7/28/03

  We cannot speculate on what will happen to the value of our stock over any time period. The acquisition of OfficeMax and our review of strategic alternatives were undertaken to unlock shareholder value.

  The investment community reaction has been divided evenly between positive and negative, with a few neutral reactions. Credit Suisse First Boston upgraded our stock two days after the announcement. In the coming months, various other upgrades or downgrades could occur, from both stock research analysts and bond rating agencies. As a company, we need to focus our efforts on achieving the benefits and synergies that this acquisition offers.

10.    Concerns have been raised by rating companies, such as Moody's, about our ability to service additional debt of $1.7 billion while successfully integrating operations. How will that concern and possible rating changes affect our access to additional funds that may be needed to fully implement the integration?

We have seen an increasing number of corporations over the last few years fail to maintain covenants, service debt, and integrate operations. What precautions have we taken or will we take to protect the fiscal and operational integrity of BOS/BCC and prevent this from happening here? (Posted 8/15/03)

  Boise has the option of increasing the cash component, in 5% increments, to 45% and decreasing the stock component accordingly to 55%, at our discretion. Depending on this percentage, and adding in projected transaction and up-front integration costs, debt will increase approximately $450 million to $600 million. (As of December 31, 2002, the debt on our balance sheet was slightly more than $1.5 billion.) We purposely structured the transaction to include a significant equity component so that we maintain a healthy balance sheet. The transaction actually improves our book debt-to-equity relationship because OfficeMax operates largely debt-free. However, the rating agencies will consider OfficeMax's operating leases (mainly rent expense for the stores) as additional debt. This could lead to rating changes, but we believe we will continue to have access to necessary funds, at reasonable interest rates, to effectively run our businesses.

  While acquisitions and increased borrowing always present some operational and financial risk, the additional debt we will be taking on in relation to the additional expected earnings, synergies, and cash flow is not large.

  One thing we have done to protect the integrity of our businesses is to reduce capital expenditures and other costs until economic conditions improve. We will continue to manage each of our businesses in a manner than ensures our ability to meet financial obligations.

11.    The cost savings from the merger appear solid. However, George Harad has stated that we expect to see sales growth in the "high single digits" for the combined entity of BOS/OfficeMax. Given that the two companies both have growth that is below this level (5%-6% BOS, 5% same-store sale increase for Max), what are the assumptions that were used to arrive at the increase in revenue? (Posted 8/15/03)

  The sales growth expectations we communicated are "mid to high single digits."

  There are several areas of growth for the combined entity. OfficeMax has achieved strong same-store sales growth in recent quarters (despite the slow economy), and we believe this trend will continue. OfficeMax also has initiatives and expansion opportunities to generate growth, such as CopyMax, additional domestic and international stores in selected markets, and the introduction of smaller concept stores in areas not served by superstores.

  Additional sources of growth exist from joining the two companies together. In particular, the direct-mail business (Reliable) and middle-market segment (Boise Express) will benefit significantly from OfficeMax's brand name and the two companies' combined presence. Another benefit is that our contract customers eventually will be able to shop at the retail stores using their contract accounts, which we expect will generate higher sales revenue than if the two businesses were operated separately.

D.    Questions about future operations

You've sent in many questions about details of the business in the future, such as whether employees will get discounts at OfficeMax and whether contract customers will be able to use their PINs. Any questions relating to operations cannot be answered until after closing and both Boise and OfficeMax will continue to operate as separate entities until that time. For some questions, the answers haven't been decided yet. Following are a few questions that we can answer.

1.    Will the division continue to be called Boise Office Solutions? Will OfficeMax's corporate identity be retained, or will it be completely converted to the BOS corporate identity? posted 7/14/03

  We have not yet determined what the name or brand positioning of the newly expanded business will be. We expect to announce more details about these plans after closing. In the meantime, Boise's office products distribution business will continue to do business as Boise Office Solutions.

2.    Who will manage the combined Boise Office Solutions/OfficeMax business? Will OfficeMax's current executives and managers stay on after the acquisition? posted 7/14/03

  We have not yet determined the long-term management structure of our office products distribution business following the addition of OfficeMax. We will make announcements about the business's management after closing. Until then, the Boise Office Solutions and OfficeMax management structures will remain the same. We are impressed with the management strengths of OfficeMax and believe our business will benefit from combining two strong management teams.

3.    What will become of OfficeMax's retail stores? (related) Does this mean that Boise will have retail stores? (related) Since Office Solutions doesn't have any retail stores, at least in this country, are we going to leave that aspect of Office Max in place once the purchase is complete? Posted 7/18/03

  Until the transaction closes, the OfficeMax stores will continue to operate as they have been. After the transaction closes, Boise will own OfficeMax's retail stores. No strategic decisions about them will be made until after the transaction closes. Incidentally, Boise Office Solutions does operate seven retail stores in Hawaii, under the name HOPACO.

4.    Will the name "OfficeMax" be changed? Posted 7/18/03

  OfficeMax is a strong international brand. How this brand will be positioned with the Boise brand is a decision that will be made after closing, during the integration process.

5.    Is there any potential that the Boise headquarters will move locations? (related) With three corporate headquarters in place, Cleveland, Itasca and Boise, are there any plans to combine them into one? Posted 7/18/03

  Boise Cascade Corporation headquarters continues to be in Boise, Idaho. We have not yet determined the locations in which the office products business will be headquartered or will operate following the addition of OfficeMax.

E.    Strategic Alternatives

1.    The announcement mentions that the company will evaluate "strategic alternatives" for its other businesses. What do you mean by strategic alternatives? What are some of the alternatives being considered? posted 7/14/03

  Given the size and impact of this transaction, it is only reasonable to expect that we would review the strategic direction of Boise as a whole. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

  We will not undertake this evaluation of strategic alternatives until after the transaction closes. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

  We realize that this creates a great deal of uncertainty for our employees, and we are committed to communicating with you fully and promptly as decisions are made.

  In the meantime, we ask that you continue to do your job in the very best manner you can. Work safely, focus on quality and on our customers, and try to avoid becoming distracted. We can all best contribute to the success of this new undertaking by striving to deliver the strongest results we can.

2.    When will we know what these strategic alternatives are? How long will we have uncertainty about the future of our site or business? posted 7/14/03

  Legal and regulatory requirements limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

  We realize that this creates a great deal of uncertainty for our employees, and we are committed to communicating with you fully and promptly as these decisions are made.

3.    Goldman Sachs is an acquisition and divestiture company that helps firms buy and sell businesses. It is in their financial self-interest to recommend that Boise needs to divest itself of some businesses and/or facilities. Why would Boise hire this firm to evaluate "strategic alternatives" for our Boise Paper Solutions and Boise Building Solutions businesses? Posted 7/28/03

  Before we decide to make—or not to make—strategic changes in our company, it is critical that we thoroughly evaluate every option from an independent, third-party perspective. We have worked with Goldman Sachs for many years and respect their knowledge of our businesses and markets. In addition to acquisition and divestiture expertise, they are highly skilled in identifying financial, restructuring, spinoff and other business combination options. However, at the conclusion of our evaluation, our senior management will make the decisions about what strategic alternatives to implement or not to implement.

4.    With the addition of OfficeMax and the change in Boise's brand, I've noticed a dramatic change in our marketing strategy. Does this mean that Boise is leaving the papermaking and timber industries? Posted 7/28/03

  Boise has been pursuing a strategy of expanding our distribution businesses for many years. The new brand was implemented in 2001 to position Boise more broadly to accommodate all of our businesses, including our paper and building materials businesses. However, given the size and impact of the potential OfficeMax transaction, it is only reasonable to review the strategic alternatives for the company as a whole. As part of this review, we will be evaluating strategic alternatives for Boise Paper Solutions and Boise Building Solutions. However, the evaluation will look at many options for these businesses ranging from no change in these businesses to restructurings, divestitures, spinoffs, and other business combinations.

5.    Is there a possibility that one of the Engineered Wood Products mills could be sold in the future? Posted 7/28/03

  During this review process, all options will be thoroughly evaluated including making no changes in our business mix, restructurings, divestitures, spinoffs, and/or other business combinations.

6.    Is there a possibility of selling the combined Boise Office Solutions/OfficeMax as a whole to another company now? Posted 7/28/03

  Our intentions over the next few months will be to focus on closing the transaction between Boise and OfficeMax. Once the transaction closes, we will focus on integrating the two companies.

7.    I remember when we had a meeting about 10 years ago in St. Helens and we learned about paradigms. During that meeting we were told that the biggest mistake Boise made in the past was to branch off into other businesses—other than paper and building materials. It seems we haven't taken our own advice and now our paper mills are suffering again. Is our emphasis on office products distribution the reason why? Posted 7/28/03

  We have been in the office products distribution business since 1964, when we purchased HOPACO in Hawaii and Associated Stationers in Chicago. It is a Boise core business, just as paper manufacturing and building materials manufacturing and distribution are core businesses. While we have stated for many years that our intentions have been to grow our distribution businesses, we haven't done this at the expense of our other businesses. In fact, over the last few years we've invested hundreds of millions of dollars in our paper and building materials businesses. The current challenges facing our paper and building material businesses are due to the poor economy and poor product prices.

8.    Is it a competitive advantage or disadvantage to have a captive paper manufacturing company, with all its costs, be part of an office products B2B retailer? It would seem we actually might be at a disadvantage to Staples and Office Depot, which can shop all paper companies for the best paper price/quality/delivery, etc. without having to manage or cover the costs of operating paper manufacturing mills. Posted 7/28/03

  We have proven that we can be successful with our mill-to-desktop office paper manufacturing/ distribution model. BPS sold 544,000 tons of office paper in 2002 through Boise Office Solutions. Decisions about how OfficeMax may or may not be integrated into this process will not be answered until after the transaction closes.

9.    You say that the evaluation of strategic alternatives won't take place until after the transaction closes. How can this be true when it is a huge part of our business mix? The paper and wood divisions run as separate entities; would you not already know what you want to do before you close this deal with OfficeMax? The employees that work at these facilities are also Boise shareholders and would like to know what kind of value they would get out of the transaction. (posted 8/15/03)

  Boise Paper Solutions and Boise Building Solutions are indeed large and important businesses to Boise. The employees operating these businesses are doing an excellent job at a time when the economy, market conditions, and now the process of evaluating strategic alternatives are creating a lot of uncertainty. While we understand fully the desire of employees to know the outcome of the evaluation, we also need to be methodical and thorough as we proceed.

  If any changes are to be made in either of these businesses—and one option is to make no changes—we want to make certain that those changes will produce the greatest long-term value for our stakeholders. At this time, we don't have all the information we need to properly evaluate all the options necessary to ensure that the most appropriate choices will be made. This evaluation will be a complex project that will take time and resources. Therefore, it is reasonable that we should concentrate now on closing the OfficeMax transaction. Boise's contract with OfficeMax specifically prohibits Boise from soliciting or pursuing a restructuring, divestiture, business combination, spinoff, or other material transaction until after the OfficeMax deal is closed. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction. Once it is completed, we will be able to better focus on potential strategic alternatives for the paper and building products businesses. We appreciate your patience and are committed to making you aware of decisions as quickly as possible.

10.    Why would a responsible businessperson make a statement about exploring strategic alternatives for our paper and building products? Are we trying to make these businesses fail by alerting customers that they should be looking elsewhere for their paper and building materials? WE WON'T NEED TO WAIT 12 TO 18 MONTHS FOR OUR FATE. WE'LL ALL BE OUT OF A JOB. (posted 8/15/03)

  The evaluation of strategic alternatives is a comprehensive process that will require the involvement of many employees, consultants, potential partners, and others. We felt that it would be nearly impossible to complete this evaluation in secrecy and to try to do so would only create rumors, half-truths, and much apprehension. For the sake of our employees and investors, we feel strongly it is better to be honest and direct about the task before us.

  Just as employees have questions about the evaluation, so will customers. However, during this uncertain period, we trust our employees to continue operating efficiently and safely and providing the same excellent customer service as always. If this is the case, there is no need for customers to move their business. We are committed to make our customers as well as our employees aware of decisions as soon as possible.

  As we've indicated many times, strategic alternatives that will be explored include making no changes in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations.

11.    Don't we run the risk of losing customers who don't want to do business with us, fearing we're on the short list for potential sale or divestiture? (posted 8/15/03)

  Just as employees have questions about the evaluation of strategic alternatives, so will customers. However, during this period, we trust our employees to continue operating efficiently and safely and providing the same excellent customer service as always. By performing as usual, there is no need for customers to move their business. We are committed to make our customers as well as our employees aware of decisions as soon as possible.

F.    Specific to Boise Building Solutions

1.    Will this recent announcement have any effect on future capital investments in the Building Distribution side of the business? (i.e. equipment upgrades, mill improvements & training)? Are plans still moving forward to construct a new distribution center in Rochelle, Illinois? Posted 7/18/03

  We have announced that we will be actively evaluating strategic alternatives for our paper and building products businesses. We have engaged Goldman, Sachs & Co. to assist us in developing and implementing these alternatives and expect to take appropriate steps over the 12 to 18 months following the close of the OfficeMax transaction. To ensure that this review will be comprehensive, we will consider all alternatives, ranging from no change in the company's business mix to restructurings, divestitures, spinoffs, and/or other business combinations. Until any decisions are made, it is "business as usual." We are moving forward with our plans for building a new distribution center in Rochelle.

2.    What is the status of the new Boise plant in Elma, Washington? Are there any deadlines to when they will need to be in full production to keep it running? (posted 8/15/03)

  The HomePlate™ Siding plant in Elma is now producing inventory to be sold later this year in Northwest markets. Each day that passes, the plant is becoming more stable and capable. But there are no deadlines established to reach full capacity.

G.    Specific to Paper and/or Boise Paper Solutions

1.    Have we ever thought of partnering up with a tissue company say like Cascades and stocking tissue/toweling/facial in these retail and commercial outlets? I am sure hospitals who buy paper for their offices could also buy a lot of tissue paper products. Posted 7/28/03

  We've looked at options such as like this but they haven't been considered viable or cost effective.

2.    With the purchase of OfficeMax, will Boise now be able to sell all of their 8 1/2 X 11 paper to their office distribution sites? Posted 7/28/03

  As with other details about the future day-to-day operations, we have not made this decision yet. Selling Boise paper through BOS has proven to be a good model and it makes sense to expand that model if we can. Please keep in mind that much of what is sold through OfficeMax and some of what is sold through BOS are brands that Boise does not control (HammerMill, Wausau, etc.). We need to offer a broad brand and product choice to our customers.

3.    Are there any estimates on how this will affect Boise Paper Solutions' relationship with Staples and Office Depot as to the tonnage sold? Do we anticipate losing any sales to them as we sell Boise paper in the OfficeMax stores? Posted 7/28/03

  Currently, we do not sell any paper to Office Depot or Staples. They compete with BOS in the contract channel, and we have chosen not to sell to them in the past for this reason. We do not anticipate that our sales levels will be materially affected by the OfficeMax acquisition.

H.    Pensions

1.    Will there be changes in our pension plan due to the OfficeMax acquisition? If so, when will we know what the changes are? (posted 8/15/03)

  As a part of examining the integration of the two organizations, we will review their respective benefit and salary structures prior to closing. During that period, employees will continue to participate in the plans of their respective companies, according to their terms. Overall, we expect few, if any, changes to be made during this interim period. Following the closing of the transaction, if any changes occur, we will communicate them to all employees fully and promptly.

2.    When will employees know more about what is happening with pensions? (posted 8/15/03)

  The company continuously reviews its compensation and benefits programs to make sure they are cost-effective and that they enable the company to attract and retain good employees. The pension plans are often reviewed as part of the overall benefits package. Should any changes occur, we will communicate these changes to employees as quickly and clearly as possible. Pension benefits an individual has earned to date are protected by law and cannot be reduced or eliminated.

  Additionally, each September, pension plan participants receive a Summary Annual Report that shows plan expenses, plan assets, and funding status. This report also explains how to obtain a copy of the plan's annual report.

  The company also discloses information on its pension plans every year in its annual report and other regulatory filings. This information is readily available to employees. Contact the HR Services Department at 1-800-237-3459, and they will send you the most recent Summary Annual Report.

3.    If our location or business gets sold or closed, what happens to my pension? (posted 8/15/03)

  Under Boise's qualified pension plans, the pension benefit an employee has earned to date is protected by law and cannot be reduced or eliminated. Benefits may only be changed in the future and with proper notification. What happens after a sale depends on the terms of the sale. The pension obligations may go with the buyer or may remain with Boise, but in either case, the benefits you have earned at the time of the sale are protected.

4.    As our location's HR coordinator, I had an associate ask if our benefits will improve/costs go down once we acquire OfficeMax. His thinking was that since we'll be a significantly larger company, we should be able to leverage that with our benefits suppliers for better rates. I don't think that will make a difference, but do think it's a question worth asking. (posted 8/15/03)

  This is answered by 2 and 3 above.

I.    Rumors

1.    I've been hearing rumors about proposed sales or other changes. How can I tell if these rumors are true? (posted 8/15/03)

  The announcement that Boise will acquire OfficeMax and also will evaluate strategic alternatives for its paper and building products businesses will likely create some organizational uncertainty. Due to the potentially long time frame for resolving strategic alternatives, rumors will inevitably arise.

  In some cases, rumors about the future of Boise or its sites and businesses can be traced back to simple miscommunication and wrong impressions. But please be assured that any rumor you hear about Boise pursuing specific strategic alternatives prior to closing of the OfficeMax transaction is precisely that—a rumor.

  Boise's contract with OfficeMax specifically prohibits Boise from soliciting or pursuing a restructuring, divestiture, business combination, spinoff, or other material transaction until after the OfficeMax deal is closed. Legal and regulatory requirements also limit our ability to discuss this process in any further detail until after closing the OfficeMax transaction.

  Keep these facts in mind as you encounter any speculation. In the meantime, focus on safety and Total Quality, serving customers, and doing your best. We'll communicate with you as much as possible.

J.    Other Topics

1.    Dan Ackman from Forbes writes that "the deal would seem to undermine OfficeMax as a going concern. The essential logic of superstores, whether in electronics, groceries, or paper products, is that they have everything from all suppliers. If OfficeMax is controlled by Boise, it will naturally favor Boise products, defeating the goal of its customer, which is to buy the best and cheapest product regardless of which company makes it.

"If Boise forces an outsized share of its products into OfficeMax, that hurts the retailer. If it cuts itself off from Staples and others in the retail sector, then it hurts Boise. Other office products retailers, on the other hand, might be tempted to drop Boise products, as they are now affiliated with a direct competitor." What will be our strategies regarding these issues? (posted 8/15/03)

  We, too, read Mr. Ackman's column in Forbes and contacted him about it. We pointed out that he had drawn faulty conclusions, apparently based on a misunderstanding of Boise's office products business. For example, we noted that the only office products Boise makes is paper and a small number of private label products. The majority of the products Boise Office Solutions sells is sourced from third party suppliers. Once the merger closes, we expect that OfficeMax will continue sourcing a majority of its office supplies from third party suppliers. We noted that Boise Office Solutions is not a wholesaler, meaning that we don't sell office products to retailers (such as Office Depot or Staples) for resale. Boise Office Solutions sells office products to businesses for their internal use.

Legal Notices

Forward-Looking Statements

This site may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements include those that refer to our expectations about the transaction with OfficeMax, Inc., including those statements that refer to the expected benefits of the transaction to our shareholders, the anticipated synergy benefits, and the expected impact of this transaction on our financial results. These forward-looking statements are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that we will be unable to fully realize the benefits we anticipate from the acquisition; the possibility that we will incur costs or difficulties related to the integration of our businesses greater than those we expected; our ability to retain and motivate key employees of both organizations; the difficulty of keeping expense growth and integration costs at modest levels while increasing revenues; the challenges of integration and restructuring associated with the transaction; the challenges of achieving anticipated synergies; the possibility that the acquisition may not close or that Boise and OfficeMax may be required to modify some aspect of the acquisition transaction to obtain regulatory approvals; the timing and success of our evaluation of strategic alternatives for our paper and building products businesses;

and other risks that are described from time to time in our Securities and Exchange Commission reports.

Additional Information About This Transaction

Boise filed a preliminary joint proxy statement/prospectus and other documents regarding this transaction with the Securities and Exchange Commission on August 1, 2003. Boise and OfficeMax will continue to file documents with the SEC regarding this transaction, including one or more amendments to the joint proxy statement/prospectus. Boise and OfficeMax will mail the definitive joint proxy statement/prospectus to their respective security holders. These documents contain important information about this transaction, and we urge you to read them carefully as they become available.

You may obtain copies of all documents filed with the Securities and Exchange Commission regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents free from Boise at investor@bc.com, by contacting Boise's Corporate Communications Department at (208) 384-7990, or by contacting Michael Weisbarth at OfficeMax at (216) 471-6698.

Participants in This Transaction

Boise and OfficeMax and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Boise and OfficeMax and information about other persons who may be deemed participants in this transaction is included in the joint proxy statement/prospectus. You can find additional information about Boise's executive officers and directors in Boise's proxy statement (DEF14A) filed with the SEC on March 10, 2003. You can find additional information about OfficeMax's officers and directors in their proxy statement (DEF14A) filed with the SEC on May 1, 2003. You can obtain free copies of these documents from the SEC, Boise, or OfficeMax using the contact information above.